CP SHIPS AND HAPAG-LLOYD ANNOUNCE NEW WEEKLY AUSTRALASIAN SERVICE
GATWICK, UK & HAMBURG, GERMANY (17th November 2005) — CP Ships and Hapag-Lloyd announced today that in February 2006 they plan to launch a new Australasian joint service linking Australia, New Zealand, South East Asia, the Mediterranean and North Europe via the Suez Canal.
It will have weekly frequency and be supported by twelve 2000-2500 teu ships.
CP Ships and Hapag-Lloyd are discussing with other interested parties possible participation in the new service and are also in the process of finalizing plans for a new service linking Australasia with the US and Europe via the Panama Canal.
The new Suez service together with the Panama service will replace the round-the-world services known as Westabout and Eastabout which are being discontinued in February 2006 because the vessel sharing agreement that supports these services is expiring.
“We remain strongly committed to offering our customers competitive services in these trade lanes,” said CP Ships Executive Vice President Juan Manuel Gonzalez. “After reviewing a number of options we concluded that this is the best way to fulfill our commitment.”
Tony Firmin, Managing Director of Hapag-Lloyd Container Line, said he is delighted that the carrier can expand its presence on these important routes: “With the additional tonnage deployed, we will be able to meet customer requirements optimally in future.”
Service details are being finalized and will be announced in due course.
The new vessel sharing agreement is subject to regulatory review.
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CONTACTS
Investors
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Telephone: + 1 514 934 5254
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Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

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